Consolidated Financial Statements - AMENDED

Consolidated Trillion Resources Ltd.
September 30, 2002
(unaudited)

CONSOLIDATED
TRILLION RESOURCES LTD.

#900 - 475 Howe Street, Vancouver, British Columbia,
CANADA, V6C 2B3
Phone: (604) 669-4777  Fax: (604) 696-0212
Web Site:www.trillionresources.com

QUARTERLY FINANCIAL STATEMENTS
September 30, 2002 (Unaudited)

President's Report

As reported in our Annual Report for 2002, Trillion signed an Letter of Intent with
Goswell Developments of South Africa, which grants the Company exclusive rights to Goswell's processes. These processes are designed to recover the aluminum metal and other products from the Dross Arisings produced by primary aluminum smelters.

The Goswell plants are highly efficient and produce significant cash flow for minimal capital outlay. We believe that this is a unique opportunity to build Trillion into one that will provide both growth and dividends.

On the exploration front, we have recently completed the planned geological and geophysical work on the Karasberg project in Namibia, which is under an option agreement from BHP/Billiton. Upon compilation of the results of this programme, we will determine whether to continue to the next phase of exploration, which includes diamond drill drilling.



Our 70% held drilling company in Zimbabwe continues to obtain sufficient contracts to meet operating costs. However with the local hyper-inflationary economy, a profitable operation is becoming increasingly more difficult. We are therefore looking at all options for the company including the sale or temporary closure of it.

ON BEHALF OF THE BOARD OF DIRECTORS
CONSOLIDATED TRILLION RESOURCES LTD.


/S/Patrick G. Downey

Patrick

November 24, 2002


Consolidated Trillion Resources Ltd.


CONSOLIDATED BALANCE SHEETS


As at September 30, 2002 and June 30, 2002
(unaudited)


							September	June
							$		$
							[$000's - Cdn.]

ASSETS
Current
Cash and cash equivalents		2,606	2,559
Short-term investments			152		252
Accounts receivable and deposits	168		165
Total current assets			2,925	2,976

Investments					236		236
Deferred exploration			36		-
Capital assets					3		-

							3,201	3,212

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable				226		284
Total current liabilities		226		284

Contingencies and commitments

Shareholders' equity
Share capital					55,694	55,694
Deficit						(52,719)	(52,766)
Total shareholders' equity		2,975	2,928

							3,201	3,212

See accompanying notes


Consolidated Trillion Resources Ltd.

CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT


Three months ended September 30

							2002		2001
							$		$
	[$000's - Cdn. - except per common share amounts]

REVENUE
Drilling revenue				434		442

							434		442

COSTS AND EXPENSES
Drilling [excluding amortization]	421		306
Amortization of property and
 equipment					-		10
Consulting fees				58		39
General and administrative		41		49
Exchange loss (gain)			(132)	(262)
Investor relations				2		-
Professional fees				6		15
Write-down of mineral properties	-		4
Write-down of property and
 equipment					-		11

							397		172

Net income (loss)				36		270

Interest and other income		11		27
Net income (loss) for the period	47		297

Deficit, beginning of the period	(52,767)	(52,397)
Deficit, end of the period		(52,719)	(52,101)

Net income (loss) per common share:
  Basic						0.01		0.03
  Diluted						0.01		0.03

See accompanying notes

Consolidated Trillion Resources Ltd.


CONSOLIDATED STATEMENTS OF CASH FLOWS


Three months ended September 30


							2002		2001
							$		$
							[$000's - Cdn.]

OPERATING ACTIVITIES
Net income (loss) for the period	47		297
Items not involving cash
  Amortization and provisions for
   property and equipment		-		10
Deferred exploration
	 expenditures				(36)		-
  Write-down of mineral
	properties				-		4
  Write-down of capital assets/
	investments				-		11

							11		284
Changes in non-cash working capital
balances relating to operations	(61)		(209)
Cash used in operating activities	(50)		75


INVESTING ACTIVITIES
Purchase of property and equipment	-		(4)
Purchase of capital assets		(3)		(11)
Cash provided by (used in)
  investing activities			(3)		(15)

Increase (decrease) in cash and
  cash equivalents				(54)		60
Cash and cash equivalents,
  beginning of year				2,811	3,126
Cash and cash equivalents, end of
   the period					2,758	3,186

See accompanying notes


CONSOLIDATED TRILLION RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 and 2001
	(Unaudited)

1. NATURE OF OPERATIONS

The principal activities of Consolidated Trillion Resources Ltd.
[the "Company"] are carried out in
Africa and include the provision of drilling services to mining companies and exploration of mineral properties directly and indirectly with other mining companies.

Generally, the operating costs of the Company have been financed by public offerings and private placements. The Company is obligated to incur minimum levels of expenditures annually to maintain its rights to continue exploration of certain of its mineral properties.

The Company conducts activities in countries that have, or may impose, foreign exchange restrictions. Allowed dividend and capital repatriation levels may change as a result of political factors.

Trillion's operations entail significant governmental, socioeconomic, medical and other factors common to all emerging countries. All Zimbabwe operations are subject to government regulation.
Operations may be affected in varying degrees by government regulation such as restrictions on production, currency restrictions, price controls, tax increases, pollution controls or changes in conditions under which minerals may be marketed. More specifically, Zimbabwe operations are subject to hyper-inflationary conditions.

Over the coming year, the Company will continue to monitor the current hyper-inflationary and political situation within Zimbabwe and will determine whether it is best to continue operations of the drilling company, to close it down, or to sell it.

Any amounts shown for mineral exploration costs do not necessarily represent present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles
The interim financial statements are prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those in the Company's consolidated financial statements for the year ended June
30, 2002. The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements.


CONSOLIDATED TRILLION RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 and 2001
	(Unaudited)


The Canadian Institute of Chartered Accountants recently issued Handbook section 3870, Stock-based compensation and other stock-based payments. Section 3870 outlines a fair value based method of accounting for certain stock-based transactions and establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. As permitted by the new Handbook section, the Company has adopted these rules effective July 1, 2002.

Certain of the prior period's comparative figures have been reclassified to conform to the presentation adopted for the current period.

Interim Financial Statements
These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

In preparing these financial statements the Company has adopted the requirements of the new
Canadian Institute of Chartered Accountants standard concerning interim financial statements.
This new standard outlines the minimum information that should be disclosed in interim financial statements. The preparation of the interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist of balances with banks and investments in short-term money market instruments.

CORPORATE INFORMATION
Web site: www.trillionresources.com

CORPORATE OFFICE					ZIMBABWE OFFICE
900 - 475 Howe Street				B.D. Mine Grounds
Vancouver, British Columbia V6E 3X1	P.O. 1340 Kwekwe,
Zimbabwe
Tel: (604) 669-4777					Tel: 011 263 55 24782
Fax: (604) 696-0212					Fax: 011 263 55 22470
E-mail: trillion @trillionresources.com

DIRECTORS
Ronald K. Netolitzky, Chairman		Patrick G. Downey
Henry M. Giegerich					Eric Cunningham

OFFICERS
Patrick G. Downey	President and CEO
Terese J. Gieselman	Secretary/Treasurer

SOLICITORS						AUDITORS
Lavery De Billy, Montreal, Quebec		Ernst & Young

REGISTRAR & TRANSFER AGENT			BANK
Computershare Investor Services		The Bank of Montreal
Montreal, Quebec	Vancouver, B.C.

STOCK EXCHANGE LISTINGSSHARES
United States: OTCBB Symbol: TLNOF	Issued & Outstanding:
	8,899,512
	F-2